UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 1001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Amendment No. 1 to Cogo Group Inc.’s Report of Foreign Private Issuer on Form 6-K for June 30, 2012 filed with the U.S. Securities and Exchange Commission on August 16, 2012 (the “Original 6-K”) is being filed solely to furnish the Interactive Data files as Exhibit 101.1, in accordance with Rule 405 of Regulation S-T. No other changes have been made to the Original 6-K.

Financial Statements and Exhibits.

Exhibit No.	Description

101.1	Interactive Data Files

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COGO GROUP, INC.

September 17, 2012	By:	/s/ Frank Zheng
Frank Zheng
Chief Financial Officer
(Principal Financial Officer)